[Letterhead of Rogers & Hardin LLP]

April 8, 2011

VIA EDGAR

Mr. Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Primerica, Inc.
Amendment No. 1 to Registration Statement on Form S-3
(File No. 333-173271)

Dear Mr. Riedler:

On behalf of Primerica, Inc., a Delaware corporation (the “Company”), we are hereby filing Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (as amended, the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”) on the date hereof.

The changes reflected in the Amendment include those made in response to the comment (the “Comment”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 7, 2011 (the “Comment Letter”).

Set forth below is the Company’s response to the Comment raised in the Comment Letter. For the convenience of the Staff, the Company has restated the Comment in this letter.

1.	In the legal opinion provided by Rogers & Hardin LLP filed as Exhibit 5.1, please consider the scope of the defined term “Offered Securities” as it is used in setting forth the assumptions used by the firm in concluding its opinion. For example, the firm assumes that “prior to the issuance of any Offered Securities, the Company will have duly authorized the issuance and terms of the Offered Securities under Delaware law” but later opines that the “Secondary Shares are … legally issued, fully paid and nonassessable.” It is inappropriate with respect to the Secondary Shares for the firm to assume that to which it later has provided its legal opinion.

In response to the Comment, the Company has filed a revised legal opinion provided by Rogers & Hardin LLP as Exhibit 5.1 to the Registration Statement.

* * * * *

Mr. Jeffrey Riedler

Securities and Exchange Commission

April 8, 2011

Please telephone the undersigned at (404) 420-4633 or Steven E. Fox at (404) 420-4603 if you have any questions or need any additional information.

Very truly yours,

/s/ Robert C. Hussle
Robert C. Hussle

cc:	Peter W. Schneider Executive Vice President, General Counsel and Secretary Primerica, Inc.